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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Schrag, Raymond V.J.		Tarragon Realty Investors, Inc. (TARR)
	219 West 81st Street, #10D	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			March 6, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10024 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		03/06/03				P			135	A	13.87				D(1)

			03/06/03				P			400	A	13.99				D(1)

			03/06/03				P			100	A	13.94				D(1)

			03/06/03				P			400	A	13.92				D(1)

			03/06/03				P			1,000	A	13.62		84,914		D(2)

														9,075		I		(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option		2.54

	Stock Option		2.54

	Stock Option		3.05

	Stock Option		4.47

	Stock Option		6.06

	Stock Option		5.71

	Stock Option		6.31

	Stock Option		7.99

	Stock Option		10.16

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	11/20/95	11/19/05		Common Stock	12,980						(4)

	01/01/96	12/31/05		Common Stock	4,326						(4)

	01/01/97	12/31/06		Common Stock	3,933						(5)

	01/01/98	12/31/07		Common Stock	3,576						(6)

	01/01/99	12/31/08		Common Stock	3,630						(7)

	01/01/00	12/31/09		Common Stock	3,630						(7)

	01/01/01	12/31/10		Common Stock	3,630						(7)

	01/01/02	12/31/11		Common Stock	3,300						(8)

	01/01/03	12/31/12		Common Stock	3,000						(9)

									42,004		D

Explanation of Responses:

1. Acquisition by Raymond V.J. Schrag, et al, Trustee u/w/o Paul J. Schrag.

2. Includes: 2,722 shares held by Raymond V.J. Schrag, Esq. as Trustee FBO Moritz Gutman Trust dated 11/15/77; 1,815 shares held by Raymond V.J. Schrag, Esq. as Trustee for Ruth Mohr Trust dated 1/17/64; 1,815 shares held by Raymond V.J. Schrag, Esq. as Trustee for Georges Bloc Trust; 1,815 shares held by Raymond V.J. Schrag, Esq. as Trustee for Felicity Alice Streeter Trust; 2,722 shares held by Raymond V.J. Schrag, Esq. as Trustee for Ruth Mohr Trust dated 5/23/89; 1,815 shares held by Raymond V.J. Schrag, Esq. as Administrator FBO Roberta Yates; 1,815 shares held by Raymond V.J. Schrag, Esq. as Custodian of the Rothschild Family Trust; and 1,035 shares held by Raymond V.J. Schrag, et al, Trustee u/w/o Paul J. Schrag.

3. Held by Jean Schrag, spouse of Raymond V.J. Schrag. Does not include 3,384 shares owned by Rebecca Schrag, or 3,384 shares owned by Ben Schrag, Raymond V.J. Schrag's adult children, as to which shares Mr. Schrag disclaims any beneficial ownership.

4. Original grants for 3,000 and 1,000 Shares of Beneficial Interest of National Income Realty Trust, a California business trust (the "Trust"), at an exercise price of $11.00 per share have been adjusted to reflect two separate 10% stock dividends paid by the Trust; a merger of the Trust with the Issuer, with the Issuer as the surviving entity, at a ratio of 1.97 shares of common stock of Issuer for each Share of Beneficial Interest of the Trust previously held; two separate 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002; and the 3-for-2 stock split effective February 14, 2003.

5. Original grant for 1,000 Shares of Beneficial Interest of the Trust at an exercise price of $12.00 per share has been adjusted for one 10% stock dividend paid by the Trust, the merger, two separate 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002, and the 3-for-2 stock split effective February 14, 2003.

6. Original grant for 1,000 Shares of Beneficial Interest of the Trust at an exercise price of $16.00 per share, has been adjusted for the merger, two separate 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002, and the 3-for-2 stock split effective February 14, 2003.

7. Options adjusted for the 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

8. Options adjusted for the 10% stock dividend paid by the Issuer on April 26, 2002 and the 3-for-2 stock split effective February 14, 2003.

9. Options adjusted to reflect the 3-for-2 stock split effective February 14, 2003.

/s/ Kathryn Mansfield for Raymond V.J. Schrag	3/7/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.